UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

11018741

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SEC Mail Processing Section RECEIVED FEB 28 2011 Washington, DC 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~01-61989~~ 8-28980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville (City) TN (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wade Wilkinson (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 31409 (Address) Knoxville (City) TN (State) 37930 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wade Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA H. MIRACLE STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Wade Wilkinson
Signature

President, CEO
Title

Linda H. Miracle
Notary Public
Commission Expires 7-2-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Knoxville, Tennessee

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PUGH & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA
JOHN W. BACON, CPA
CALVIN C. HOWARD, CPA

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICES

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923
TELEPHONE 865-769-0660
TOLL FREE 800-332-7021
TELECOPIER 865-769-1660

100 E. TENNESSEE AVENUE
OAK RIDGE, TENNESSEE 37830
TELEPHONE 865-483-5634
TELECOPIER 865-483-9781

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Senior Management
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Pugh & Company, P.C.

Certified Public Accountants
Knoxville, Tennessee
February 24, 2011

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 3,178,478
Investments in Money Market Accounts	4,407,986
Cash Deposited with Clearing Agent	130,020
Cash and Cash Equivalents	7,716,484
Accounts Receivable, Net of Allowance for Doubtful Accounts of $40,000	1,440,839
Advances to Related Parties	50,395
Securities Owned:	
Marketable, at Market Value	1,130,255
Prepaid Expenses	71,353
Total Current Assets	10,409,326
DEFERRED STATE INCOME TAX BENEFIT	110,800
TOTAL ASSETS	$ 10,520,126

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 327,864
Accounts Payable - Related Parties	14,750
Accounts Payable - Clearing Firms	139,274
Commissions Payable	1,831,665
Accrued Expenses	3,266,649
Accrued State Income Taxes	105,662
Total Current Liabilities	5,685,864
STOCKHOLDERS' EQUITY	
Common Stock (No Par Value), Authorized 2,000 Shares; Issued and Outstanding 1,000 Shares	6,000
Retained Earnings	4,828,262
Total Stockholders' Equity	4,834,262
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,520,126

The accompanying notes are an integral part of this financial statement.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

The consolidated financial statement includes the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance Company, LTD, which is domiciled in the British Virgin Islands (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE). The subsidiaries clear transactions in their respective states with the exception of Fort Loudon Insurance Company, LTD, which processes the Company's self insurance for pending and threatened litigation (see Note 8).

The Company grants credit to its customers, substantially all of whom are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

Use of Estimates in the Preparation of Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income - Amounts recorded as deferred income reflect prepaid fees received from representatives and advance payments made by the Company for marketing support and conference fees.

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (Continued)

Accounts Receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

Income Taxes - The shareholders of the Company have elected S corporation status. Pursuant to the provisions of the Internal Revenue Code, the income or loss of the Company is taxed directly to the shareholders for federal income tax purposes; therefore, no provision for federal income tax has been made in these consolidated financial statements.

State income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the accrued expenses, allowance for doubtful accounts and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

GAAP describes a two-step approach to recognizing and measuring certain tax positions. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is to measure and recognize in the consolidated financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Evaluation of Subsequent Events - The Company's management has evaluated subsequent events through February 24, 2011, which is the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATION OF CREDIT RISKS

The Company maintains cash balances in four financial institutions. The Company also maintains a sweep account backed by U. S. government securities at one of the financial institutions. The Company maintains several money market accounts. A summary of balances as of December 31, 2010 is as follows:

Balance in Accounts	$	5,744,511
Insured by FDIC		(250,000)
Insured by SIPC		(890,489)
Insured by Private Insurance Policy		(2,848,195)
Uninsured Amount	$	1,755,827

Specific coverage for SIPC and Private Insurance Policy amounts are based on individual policy and/or regulatory requirements.

NOTE 3 - SECURITIES OWNED

Marketable securities owned at December 31, 2010 consist of the following:

U.S. Government and Federal Agency Securities	$	13,570
Mutual Fund Equities		1,116,685
	$	1,130,255

Marketable securities owned are stated at estimated market value with the resulting adjustment charged to earnings. Realized gains or losses on the sales of securities are recognized on a specific identification, trade date basis.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company engages in various transactions with its shareholders, board of directors and other business entities controlled by the shareholders and board of directors. Amounts due from or to those related businesses are shown as "advances to related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

Advances to related parties were $50,395 at December 31, 2010.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the Rule. The Company's net capital was $3,245,760 at December 31, 2010 and exceeded the capital requirement by $2,959,856. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.32 to 1 at December 31, 2010. The minimum net capital requirements may restrict the payment of dividends.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2010, and there were no changes in liabilities subordinated to general creditors for the years then ended.

NOTE 7 - STATE INCOME TAXES

The Company files income tax returns in various state jurisdictions. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2007. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2010.

If the Company had been taxable as a C-Corporation, federal income tax expense would have been $1,200,759 in 2010.

State income taxes as shown in the consolidated statements of income may differ from the amount computed using the statutory state excise tax rate due to permanent differences for nondeductible expenses and temporary differences.

Deferred tax assets have been provided for deductible temporary differences primarily related to the accumulated depreciation, investment securities and accrued expenses related to contingent liabilities. Deferred tax liabilities have been provided for taxable temporary differences primarily related to the allowance for doubtful accounts. The net deferred tax assets in the accompanying consolidated balance sheets include the following components at December 31, 2010:

Deferred Tax Assets	$	113,400
Deferred Tax Liabilities		(2,600)
Net Deferred Tax Assets	$	110,800

NOTE 8 - CONTINGENCIES

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2010, the Company had one potential arbitration alleging violations of FINRA rules. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company has a captive insurance company (Fort Loudon Insurance Company, LTD) to administer settlements and fees associated with any potential losses. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage are adequate to cover all losses.

NOTE 9 - EMPLOYEE RETIREMENT PLAN AND STOCK APPRECIATION RIGHTS

The Company established a 401(k) retirement plan for all employees who have completed one year of employment and are at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan not to exceed the dollar limit which is set by law. The plan's earnings from these contributions are tax-deferred.

In 2010 the employer's matching contributions included a safe harbor match of 4% and a discretionary match up to 2% if the employee contributed 6% or more of their salary.

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. Initially twelve units were awarded to participants in the plan. In 2010, four of the ten units were retired leaving six units outstanding. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive additional compensation based on Company dividend payments. The Company did not accrue additional compensation for the year ended December 31, 2010. On July 1, 2006, an additional plan was established to replace certain expired provisions in the original plan. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

NOTE 10 - OPERATING LEASE COMMITMENT

On March 31, 2010, the Company entered into an operating lease for its office space with an entity controlled by the Company's shareholders and directors which expires on March 31, 2015. As of December 31, 2010, future minimum rental payments under the operating lease amounted to the following:

2011	$ 262,500
2012	262,500
2013	262,500
2014	262,500
2015	65,625
	$ 1,115,625

NOTE 11 - FAIR VALUE DISCLOSURES

Generally accepted accounting principles (GAAP) generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. The Company did not elect to adopt the fair value option for any financial instruments. However, other accounting pronouncements require the Company to measure certain financial instruments at fair value as described below.

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value:

> Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset and liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or the liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3: Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of valuation methodologies used for assets and liabilities recorded at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is shown below. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Marketable Securities - Marketable securities are recorded at fair value on a recurring basis. Fair value measurements for mutual fund equities are based upon identical assets in an active market utilizing Level 1 inputs. Fair value measurements for U.S. government and federal agency securities are based upon quoted prices of like or similar securities, utilizing Level 2 inputs. These measurements are obtained from a service provider who considers observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other sources.

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value at December 31, 2010:

		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government and Federal Agency Securities	$ 13,570	$ 0	$ 13,570	$ 0
Mutual Fund Equities	1,116,685	1,116,685	0	0
	$ 1,130,255	$ 1,116,685	$ 13,570	$ 0

NOTE 12 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SSN Advisory, Inc.	SSN Agency, Inc.	SSN Agency of Texas, Inc.	Network Agency	Network Agency of Alabama, Inc.	Network Agency of Ohio, Inc.	Fort Loudon Insurance Company, LTD	Total
Total Assets	$ 31,876	$ 5,102	$ 5,664	$ 10,840	$ 5,507	$ 4,580	$ 1,897,362	$ 1,960,931
Total Stockholder's Equity	$ (1,450)	$ 1,081	$ 2,038	$ (23,595)	$ (884)	$ 157	$ 225,900	$ 203,247

The subsidiaries' capital is not included in the computation of the Company's net capital.